PE 5-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

for the month of May 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

(p 1 of 31)

Exhibit Index on pg 4

Attached hereto as Exhibit 1 and incorporated by reference herein is the registrant's press release dated May 8, 2002 announcing the registrant's consolidated financial results for the three-months of 2002, ended March 31, 2002.

Attached hereto as Exhibit 1 and incorporated by reference herein are the consolidated financial statements of the registrant as of March 31, 2002 including Management Discussion and Analysis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: May 10, 2002

EXHIBIT INDEX

EXHIBIT 1

Conference Call
Elbit Systems cordially invites you to participate in our interactive conference call on **Wednesday, May 8, 2002 at 10:00 AM ET**. To take part in the conference call, please dial **1-888-269-0005** or **1-866-500-4964 (U.S.)** or **+972-3-925-5910 (International)** a few minutes before the **10:00 AM ET** start time. For your convenience, an **instant replay** will be available **Wednesday, May 8, 2002** at **12:00 PM ET** until Friday, May 10, 2002 at 5:00 PM ET. The **replay telephone number**: **1-866-500-4964 (U.S.)**; **+972-3-925-5945 (International).**

About Elbit Systems Ltd.
Elbit Systems Ltd. is engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control and communications (C^3) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.

The audited financial results of the Company for 2001 shall be presented on the Company web site at **www.elbit.co.il**

Contact:

Arie Tal, Corporate Secretary,
Ilan Pacholder, VP Finance
Elbit Systems Ltd
Tel: 972-4 831-6632
Fax: 972-4 831-6659

Kimberly Storin
Marilena LaRosa
The Anne McBride Company
1212-983-1702
kstorin@annemcbride.com
mlarosa@annemcbride.com

(FINANCIAL TABLES T O FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousand of US Dollars)

	March 31 2002	December 31 2001
	Unaudited	**Audited**
Assets		
Current Assets:		
Cash and short term deposits	57,941	47,004
Trade receivable and others	270,052	277,354
Inventories, net of advances	204,311	185,090
Total current assets	532,304	509,448
Affiliated Companies & other Investments	34,184	31,492
Long-term receivables & others	60,879	72,033
Fixed Assets, net	187,475	184,774
Other assets, net	108,762	105,283
	923,604	903,030
Liabilities and Shareholder's Equity		
Current liabilities	396,357	385,521
Long-term liabilities	134,905	133,530
Minority Interest	4,618	5,994
Shareholder's equity	387,724	377,985
	923,604	903,030

9

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for per share amounts)

	Three Months Ended March 31		For the Year Ended, December 31
	2002	2001	2001
	Unaudited		Audited
Revenues	185,783	181,745	764,501
Cost of revenues	133,530	130,708	553,957
Gross Profit	52,253	51,037	210,544
Operating expenses:			
Research and development expenses, net	13,082	13,995	60,103
Marketing and selling expenses	14,694	12,662	54,923
General and administrative expenses	9,825	8,386	43,524
Total operating expenses	37,601	35,043	158,550
Operating income	14,652	15,994	51,994
Financial income (expenses), net	8	(899)	(2,618)
Other income (expenses), net	(146)	185	774
Income before income taxes	14,514	15,280	50,150
Provisions for income taxes	3,913	3,807	11,003
	10,601	11,473	39,147
Company's share of partnerships and affiliated Companies income (loss), net	(4)	(839)	(598)
Minority rights	1,113	3	2,247
Net income	11,710	10,637	40,796
Basic Earnings per share	$0.30	$0.28	$ 1.07
Weighted average number of shares used in computation (in thousands)	38,401	37,808	37,975
Diluted net earnings per share	$0.29	$0.28	$ 1.04
Weighted average number of shares used in computation (in thousands)	40,128	38,611	39,359

Net earnings excluding goodwill amortization expenses	11,710	11,327	43,556
Diluted earnings per share excluding Goodwill amortization expenses	$0.29	$0.29	$1.11

EXHIBIT 2

11

SYSTEMS Ltd

ELBIT SYSTEMS LTD.

INTERIM REPORT

JANUARY- MARCH

2002

ELBIT SYSTEMS LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2002
(Unaudited)

CONTENTS

# # # # # #

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
	Unaudited	Audited
CURRENT ASSETS		
Cash and cash equivalents	54,889	44,064
Deposits with banks and others	3,052	2,940
Accounts receivable - trade, net	233,355	241,827
Other receivables and prepaid expenses	36,697	35,527
Inventories, net of advances (Note 3)	204,311	185,090
	532,304	509,448
INVESTMENTS AND LONG-TERM RECEIVABLES		
Affiliated companies and other investments	34,184	31,492
Accounts receivable	54,398	64,804
Deposits and loans	2,951	3,433
Severance pay fund	3,530	3,796
	95,063	103,525
PROPERTY, PLANT AND EQUIPMENT, NET	187,475	184,774
OTHER ASSETS, NET	108,762	105,283
	923,604	903,030

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	March 31 2002 Unaudited	December 31 2001 Audited
CURRENT LIABILITIES		
Loans and short-term credit	79,605	46,894
Accounts payable - trade	78,411	111,182
Sundry accruals	141,969	134,103
Advances from customers, net of inventories	96,372	93,342
	396,357	385,521
LONG TERM LIABILITIES		
Long-term loans	70,157	69,202
Advances from customers, net	29,400	29,840
Deferred taxes	22,325	21,989
Employee termination obligations	13,023	12,499
	134,905	133,530
MINORITY INTEREST	4,618	5,994
SHAREHOLDERS' EQUITY		
Share capital	11,079	11,054
Additional paid-in capital	245,695	244,625
Retained earnings	135,271	126,627
	392,045	382,306
Less – treasury stock	4,321	4,321
	387,724	377,985
	923,604	903,030

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for per share amounts)

	Three months ended March 31		Year ended December 31
	2002	2001	2001
	Unaudited		Audited
Revenues	185,783	181,745	764,501
Cost of revenues	133,530	130,708	553,957
Gross profit	52,253	51,037	210,544
Research and development expenses, net	13,082	13,995	60,103
Marketing and selling expenses	14,694	12,662	54,923
General and administrative expenses	9,825	8,386	43,524
	37,601	35,043	158,550
Operating income	14,652	15,994	51,994
Finance income (expense), net	8	(899)	(2,618)
Other income (expense), net	(146)	185	774
Income before income taxes	14,514	15,280	50,150
Income taxes	3,913	3,807	11,003
	10,601	11,473	39,147
Equity in net losses of affiliated companies and partnership	(4)	(839)	(598)
Minority interest	1,113	3	2,247
Net income	11,710	10,637	40,796
Earnings per share			
Basic earnings per share	0.30	0.28	1.07
Number of shares used in computation (in thousands)	38,401	37,808	37,975
Diluted earnings per share	0.29	0.28	1.04
Number of shares used in computation (in thousands)	40,128	38,611	39,359

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHARHOLDER'S EQUITY

(In thousands of U.S. dollars, except number of shares amounts)

	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Gross total	Treasury stock	Net total
Balance as of January 1, 2001 (Audited)	38,153,233	10,916	235,462	97,963	344,341	(3,613)	340,728
Net income	-	-	-	40,796	40,796	-	
Warrants exercised	585,860	138	3,162	-	3,300	-	
Tax benefit in respect of options exercised	-	-	1,363	-	1,363	-	
Adjustment of capital reserve	-	-	(3,874)	-	(3,874)	-	
Amortization of deferred stock compensation	-	-	8,512	-	8,512	-	
Treasury stock	-	-	-	-	-	(708)	
Dividend	-	-	-	(12,132)	(12,132)	-	
Balance as of December 31, 2001 (Audited)	38,739,093	11,054	244,625	126,627	382,306	(4,321)	377,985
Net income	-	-	-	11,710	11,710	-	
Warrants exercised	114,657	25	1,099	-	1,124	-	
Tax benefit in respect of options exercised	-	-	270	-	270	-	
Amortization of deferred stock compensation	-	-	(299)	-	(299)	-	
Dividend	-	-	-	(3,066)	(3,066)	-	
Balance as of March 31, 2002 (Unaduited)	38,853,750	11,079	245,695	135,271	392,045	(4,321)	387,724
Balance as of January 1, 2001 (Audited)	38,153,233	10,916	235,462	97,963	344,341	(3,613)	340,728
Net income	-	-	-	10,637	10,637	-	
Warrants exercised	85,860	21	246	-	267	-	
Tax benefit in respect of options exercised	-	-	248	-	248	-	
Amortization of deferred stock compensation	-	-	481	-	481	-	
Treasury stock	-	-	-	-	-	(708)	
Dividend	-	-	-	(3,030)	(3,030)	-	
Balance as of March 31, 2001 (Unaudited)	38,239,093	10,937	236,437	105,570	352,944	(4,321)	348,623

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Three months ended March 31		Year ended December 31
	2002	2001	2001
CASH FLOWS FROM OPERATING ACTIVITIES:	Unaudited		Audited
Net income	11,710	10,637	40,796
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization and non cash compensation	7,244	13,759	41,377
Deferred taxes	436	(3,519)	(2,694)
Deposits for severance pay	266	-	167
Provision for severance pay	524	1,730	(800)
Loss (gain) on sale of fixed assets and investments	29	(100)	(327)
Equity in net losses of affiliates and partnership	4	839	103
Minority interests and other adjustments	(838)	150	2,762
Changes in operating assets and liabilities:			
Receivables and prepaid expenses	17,682	15,491	(10,007)
Inventories	(15,763)	(14,226)	(72,165)
Accounts payable and accrued expenses	(30,718)	(3,300)	38,013
Advances received from customers	(3,368)	(6,044)	6,489
	(24,502)	4,780	2,918
Net cash provided by (used in) operating activities	(12,792)	15,417	43,714
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed and other assets	(8,430)	(12,085)	(45,296)
Investment grants received	-	-	1,334
Purchase of subsidiaries and operations (Schedule A)	(2,950)	-	(3,344)
Investments in affiliated company and subsidiary	(775)	(394)	(801)
Proceeds from sale of fixed assets and investments	346	322	3,010
Long-term loans granted to employees	(335)	(471)	(1,872)
Long-term loans repaid by employees	557	618	2,376
Short-term loans, net	74	90	(111)
Net cash used in investing activities	(11,513)	(11,920)	(44,704)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of warrants	1,124	267	3,300
Repayment of long-term credit for purchase of a building	-	(3,000)	(3,000)
Company's shares acquired by a subsidiary	-	(708)	(708)
Long-term loans repaid	(423)	(1,652)	(13,049)
Long-term loans received	1,603	230	25,444
Dividends paid	-	-	(12,132)
Changes in short-term credit, net	32,826	(5,142)	(6,517)
Net cash provided by (used in) financing activities	35,130	(10,005)	(6,662)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,825	(6,508)	(7,652)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	44,064	51,716	51,716
CASH AND CASH EQUIVALENTS AT END OF PERIOD	54,889	45,208	44,064

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

(In thousands of U.S. dollars)

	Three months ended March 31		Year ended December 31
	2002	2001	2001
	Unaudited		Audited
Income taxes paid	1,453	663	5,079
Interest paid	380	1,107	3,560

SCHEDULE A:

Purchase of a subsidiary and operations			
Assets and liabilities on date of acquisition:			
Working capital (except cash)	-	-	(888)
Fixed assets	500	-	1,886
Other assets	5,000	-	3,800
Long-term liabilities	-	-	(1,454)
Purchase of investments in credit	(2,550)	-	-
	2,950	-	3,344

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

(In thousands of U.S. dollars)

Note 1 - GENERAL

The accompanying financial statements have been prepared in a condensed format as of March 31, 2002, and for the three months then ended in accordance with generally accepted accounting principles in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. (See Note 6 for the reconciliation from US GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2001.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature.

Operating results for the three months ended March 31, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except as described in Note 4.

The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes the Company and its subsidiaries) are conducted is the U.S. dollar.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED (CONT.)

(In thousands of U.S. dollars)

Note 3 - INVENTORIES, NET OF ADVANCES

	March 31 2002	December 31 2001
	Unaudited	Audited
Work-in-progress	163,725	155,712
Materials	77,974	70,133
Advances and payments on account	29,838	30,955
	271,537	256,800
Less-		
Inventories deducted from advances	7,600	10,961
	263,937	245,839
Less -		
Advances received from customers	49,872	49,969
Provision for losses	9,754	10,780
	204,311	185,090

Note 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). In accordance with SFAS 142, the Company has evaluated the useful lives of its existing intangible assets and has concluded that no change in the period of amortization is necessary.

The annual amortization expense relating to intangibles for each of the five years in the period ending December 31, 2006 is estimated to be approximately $5,000.

As of January 1, 2002, the Company has unamortized goodwill in the amount of $36,000. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company has estimated the fair value of each reporting unit and has compared it to the reporting unit's carrying amount as of January 1, 2002. Based on this comparison there is no indication that any reporting unit's goodwill may be impaired.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED (CONT.)

(In thousands of U.S. dollars, except for per share amounts)

Note 4 - GOODWILL AND OTHER INTANGIBLE ASSETS (CONT.)

The following transitional information is presented to reflect net income and earnings per share for all prior periods adjusted to exclude amortization of goodwill.

	For the three months ended March 31		For the year ended December 31
	2002	2001	2001
	Unaudited		Audited
Reported net income	11,710	10,637	40,796
Goodwill amortization	-	690	2,760
Adjusted net income	11,710	11,327	43,556
Earnings per share			
Reported basic earnings per share	0.30	0.28	1.07
Goodwill amortization	-	0.02	0.08
Adjusted basic earnings per share	0.30	0.30	1.15
Reported diluted earnings per share	0.29	0.28	1.04
Goodwill amortization	-	0.01	0.07
Adjusted diluted earnings per share	0.29	0.29	1.11

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED (CONT.)

(In thousands of U.S. dollars, except for per share amounts)

Note 5 – SUBSEQUENT EVENTS

Subsequent to balance sheet date, the Company announced that it is in advanced negotiations with Koor Industries Ltd. for the purchase of 24%-30% of the shares of Elisra Electronic Systems Ltd ("Elisra"), based on a Elisra valuation in excess of $300,000. The parties have signed a non-binding term sheet, and a definitive agreement is expected to be signed by the end of May 2002 subject to due diligence, completion of negotiations and receipt of the necessary approvals.

Elisra is a defense electronics company, engaged in the area of Electronic Warfare suits for combat aircrafts and a supplier of advanced solutions for air, ground and naval applications. Elisra's holdings include Tadiran Electronic Systems Ltd., Tadiran Spectralink Ltd. and 46% of BVR Systems (1998) Ltd.

Note 6 - RECONCILIATION TO ISRAELI GAAP

As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

1. Effect on net income and earnings per share

	For the three months ended March 31		For the year ended December 31
	2002	2001	2001
	Unaudited		Audited
A) Net income as reported according to U.S. GAAP	11,710	10,637	40,796
Adjustments to Israeli GAAP	(1,387)	953	1,767
Net income according to Israeli GAAP	10,323	11,590	42,563
B) Earnings per share			
Basic net income per share			
As reported according to U.S. GAAP	0.30	0.28	1.07
As per Israeli GAAP	0.27	0.30	1.11
Diluted net income per share			
As reported according to U.S. GAAP	0.29	0.28	1.04
As per Israeli GAAP	0.26	0.30	1.11

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED (CONT.)

(In thousands of U.S. dollars)

Note 6 - RECONCILIATION TO ISRAELI GAAP (Cont.)

2. Effect on shareholders' equity

	As reported	Adjustments	As per Israeli GAAP
As of March 31, 2002 (Unaudited)			
Shareholders' equity	387,724	(10,740)	376,984
As of December 31, 2001 (Audited)			
Shareholders' equity	377,985	(12,149)	365,836

# # # # # # #

Elbit Systems Ltd.
Management's Report
For The Quarter Ended March 31, 2002

This report should be read together with the Company's unaudited financial statements for the quarter ended March 31, 2002 and the Company's audited statements for the year ended December 31, 2001.

A. The Company and its Business Environment

Elbit Systems Ltd. (the "Company" or "Elbit Systems") operates in the area of upgrading existing airborne, ground and naval defense platforms and is engaged in projects involving the design, development, manufacture, integration and marketing of advanced integrated defense systems, electronic systems, electro-optic systems and products, software intensive programs and products for the defense and paramilitary sectors. In addition, the Company provides support and services for such platforms, systems and products.

The Company is engaged in the design, development, manufacture and integration of electronic and electro-optic systems and products for various leading projects in Israel and worldwide, in areas such as ground and naval command, control and communication ("C^3") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems. The Company often cooperates with industries in Israel, as well as in various other countries.

B. Backlog of Orders

On March 31, 2002, the Company's backlog of orders reached $1,603 million, of which 66% were for orders outside Israel. On December 31, 2001, the Company's backlog was $1,566 million, out of which 68% were for orders outside Israel.

Approximately 74% of the Company's backlog as of March 31, 2002 is scheduled to be performed in the three following quarters of 2002 and in 2003.

C. Major Subsidiaries and Affiliated Companies

- Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, paramilitary and civil applications. El-Op's main business areas include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, security products and other systems for defense applications.

- EFW Inc. ("EFW") – a wholly-owned subsidiary registered in the United States, serves as the base for the Elbit Systems group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

- Cyclone Aviation Products Ltd. ("Cyclone") – a wholly-owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

- Silver Arrow – a wholly-owned limited partnership registered in Israel, is engaged in the business of UAV systems and products.

- Ortek Ltd. ("Ortek") – a wholly-owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment. On January 7, 2002, the Company increased its holdings in Ortek from 75% to 100%.

- Kinetics Ltd. ("Kinetics") – a 51% owned subsidiary registered in Israel, is involved mainly in the development and production of systems and components for armored vehicles.

- Semi-Conductor Devices ("SCD") – an affiliated Israeli partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

- Opgal Optronic Industries Ltd. ("Opgal") – an affiliated Israeli company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly-owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

- The Company also has holdings, directly and indirectly, in several technology spin-off companies whose activities are based on technologies that were developed by the Company and its subsidiaries. The spin-off companies are involved primarily in the areas of optical communications, space satellites and medical diagnostic equipment.

D. Recent Acquisitions;

On April 8, 2002, the Company announced that it is in advanced negotiations with Koor Industries Ltd. ("Koor") for the purchase of 24% - 30% of the shares of Elisra Electronic Systems Ltd. ("Elisra"), an Israeli Company wholly-owned by Koor, based on a company value of over $300 million. The parties have signed a non-binding term-sheet, and a definitive agreement is expected to be signed by the end of May 2002. Signature of a definitive agreement and completion of the transaction is subject to due diligence, completion of negotiations and receipt of the necessary approvals.

Elisra is a defense electronics company, involved in the area of Electronic Warfare suits for combat aircraft and a supplier of advanced solutions for air, ground and naval applications. Elisra's holdings include Tadiran Electronic Systems Ltd., Tadiran Spectralink Ltd. and 46% of BVR Systems (1998) Ltd.

E. New Accounting Rules Affecting the Business Results

On January 1, 2002, the Company adopted the Statement of Financial Accounting Standards No. 142 ("FAS 142"). In accordance with FAS 142, as of January 1, 2002 the Company does not amortize goodwill.

Also in accordance with FAS 142, the Company evaluated the need to record goodwill value impairment. Based on the result of said evaluation, no value impairment was required to be recorded as of the beginning of the year 2002.

F. Phantom Stock Option

The Company adopted an employee stock option plan for key employees, granting the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only ("Phantom Options"). The number of such options granted has not changed materially since December 31 2001.

Under U.S. generally accepted accounting principles ("US GAAP"), with regards to the Phantom Options, the change in the share price is recorded periodically as compensation expense based on the vesting period of the options. The expense is allocated mainly to the Company's cost of goods sold and general and administrative expenses.

The change in the Company's share price did not have a material effect on the Company's financial results in the first quarter of 2002. The Company estimates that future changes in its share price may effect its compensation expense as a result of the Phantom Options.

G. Summary of Financial Results

The following table sets forth the consolidated income statement of the Company and its subsidiaries for the three-month periods ended March 31, 2002 and March 31, 2001.

	For the three months ended March 31			
	2002		2001	
	$	%	$	%
	(In thousands of U.S. dollars except per share data)			
Total revenues	185,783	100.0	181,745	100.0
Cost of revenues	133,530	71.9	130,708	71.9
Gross profit	52,253	28.1	51,037	28.1
Research and development expenses, net	13,082	7.0	13,995	7.7
Marketing and selling expenses	14,694	7.9	12,662	7.0
General and administrative expenses	9,825	5.3	8,386	4.6
	37,601	20.2	35,043	19.3
Operating income	14,652	7.9	15,994	8.8
Finance income (expenses), net	8	0.0	(899)	(0.5)
Other income (expenses), net	(146)	(0.1)	185	0.1
Income before income taxes	14,514	7.8	15,280	8.4
Provision for income taxes	3,913	2.1	3,807	2.1
	10,601	5.7	11,473	6.3
Minority interest	1,113	0.6	3	0.0
	11,714	6.3	11,476	6.3
Company's share of affiliated companies and partnerships losses	(4)	(0.0)	(839)	(0.4)
Net earnings	11,710	6.3	10,637	5.9
Basic earnings per share	0.30		0.28	
Diluted earnings per share	0.29		0.28	
Net earnings excluding goodwill amortization	11,710		11,327	
Diluted earnings per share excluding goodwill amortization	0.29		0.29	

First Quarter of 2002 Compared with the First Quarter of 2001

Revenues

The Company's revenues are segregated by lines of business and the geographic regions in which it operates.

The Company's consolidated revenues increased from $181.7 million in the first quarter of 2001 to $185.8 million in the first quarter of 2002.

The following table sets forth the Company's revenue distribution by business lines:

	Three-Month Period ended	
	March 31, 2002	March 31, 2001
	(In $ millions)	
Airborne systems	92.3	75.9
Armored vehicles systems	27.2	27.7
C^3 systems	28.6	26.2
Electro-Optics	29.2	40.4
Other	8.5	11.5
Total	185.8	181.7

The following table sets forth the Company's revenue distribution by geographical regions:

	Three-Month period ended	
	March 31, 2002	March 31, 2001
Israel	27%	28%
United States	26%	26%
Europe	22%	23%
Other countries	25%	23%

Gross Profit

Gross profit in the quarter ended March 31, 2002 was $52.3 million, as compared to $51.0 million in the quarter ended March 31, 2001. The gross profit margin in the quarter ended March 31, 2002 was 28.1%, similar to that of the quarter ended March 31, 2001.

Gross profit in the first quarter of 2001, excluding goodwill amortization, was $51.2 million.

Research and Development

As a company whose main business is the development of technologies, systems and products, the Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on estimated market needs.

Gross research and development expenses in the quarter ended March 31, 2002 totaled $14.4 million (7.7% of revenues), as compared to $17.0 million (9.3% of revenues) in the quarter ended March 31, 2001. Net research and development expenses (after deduction of the Government of Israel Chief Scientist ("OCS") participation) in the quarter ended March 31, 2002 totaled $13.1 million (7.0% of revenues), as compared to $14.0 million (7.7% of revenues) in quarter ended March 31, 2001. The Company's R&D activities in the reported period was in accordance with its plans.

Marketing and Selling Expenses

Marketing and selling expenses in the quarter ended March 31, 2002 were $14.7 million (7.9% of revenues) as compared to $12.7 million (7.0% of revenues) in the quarter ended March 31, 2001.

The increase in marketing and selling expenses was due mainly to the need to invest a higher level of resources in generating new business as well as the increased length of time required for marketing efforts until orders are received.

General and Administration Expenses ("G&A")

G&A expenses were $9.8 million (5.3% of revenues) in the first quarter of 2002, as compared to $8.4 million (4.6% of revenues) in the quarter ended March 31, 2001.

The increase in G&A expenses were attributed mainly to the addition of new subsidiaries during 2001 and 2002.

G&A expenses, excluding amortization of goodwill, were $7.9 million in the first quarter of 2001.

Operating Income

As a result of all of the above, operating income totaled $14.7 million in the quarter ended March 31, 2002, as compared to $16.0 million in the quarter ended March 31, 2001.

The operating profit margin decreased from 8.8% in the quarter ended March 31, 2001 to 7.9% in the quarter ended March 31, 2002.

Excluding goodwill, operating income in the first quarter of 2001 was $16.7 million.

Finance Income (Expenses), Net

In the first quarter ended March 31, 2002 the Company did not have finance expenses, as compared to finance expenses of $0.9 million in the quarter ended March 31, 2001.

The change in the finance expenses, net, was due in part to the reduction of borrowing costs between the reported periods.

Income Before Tax

Income before tax in the quarter ended March 31, 2002 was $14.5 million (7.8% of revenues) as compared to $15.3 million (8.4% of revenues) in the quarter ended March 31, 2001.

Taxes on Income

Provision for taxes for the quarter ended March 31, 2002 was $3.9 million (effective tax rate of 27%) as compared to $3.8 million (effective tax rate of 25%) in the quarter ended March 31, 2001. The increase in the effective tax rate is attributable mainly to the mix of taxable income generated by the Elbit Systems group companies that are subject to different tax rates.

Net Earnings and Earnings Per Share ("EPS")

Net earnings in the quarter ended March 31, 2002 was $11.7 million (6.3% of revenues), as compared to $10.6 million (5.9% of revenues) in the quarter ended March 31, 2001.

Fully diluted EPS in the quarter ended March 31, 2002 was $0.29, as compared to $0.28 in the quarter ended March 31, 2001.

Net earnings and fully diluted EPS, excluding amortization of goodwill, in the quarter ended March 31, 2001 were $ 11.3 million and $0.29, respectively.

The number of shares used for computation of fully diluted EPS in the quarter ended March 31, 2002 was 40,128 thousand shares, as compared to 38,611 thousand shares in the quarter ended March 31, 2001. The increase in the number of shares was due mainly to the effect of the increase in the share price on the number of shares used in calculating fully diluted EPS.

H. Liquidity and Capital Resources

The Company's cash flows are effected by the cumulative cash flow of its various projects in the reported periods. Projects' cash flows are effected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are continuous.

The Company's policy is to invest its cash surplus primarily in interest bearing deposits, in

The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, and Government of Israel programs, such as the OCS and development grants. In addition, the Company has access to bank credit lines in Israel and abroad based on its capital, assets and activities. The Company also has the ability to raise funds through the offering of shares and debentures to the public from time to time.

Net cash flows used for ongoing operations in the quarter ended March 31, 2002 were $12.8 million, used mainly for increase in inventories and decrease in accounts payable.

Net cash flows used for investment activities in the quarter ended March 31, 2002 were $11.5 million, used mainly for procurement of fixed assets and other investments.

Net cash flows provided by financing activities in the quarter ended March 31, 2002 were $35.1 million, provided mainly by an increase in short- term borrowing.

On March 31, 2002, the Company had a working capital of $135.9 million. Its current ratio was 1.34, and shareholders equity was 42.0% of total assets.

I. Derivatives and Hedges

Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments for hedging, limiting exposures based on its discretion and market conditions.

On March 31, 2002, the Company's liquid assets were held in bank deposits, and it had no liquid equity investments that could be subject to market fluctuations. The Company's financial assets and liabilities are based on floating interest rates, and their value as of March 31, 2002 is therefore not exposed to changes in interest rates.

The Company's functional currency is the U.S. dollar. On March 31, 2002, the Company had exposure due to liabilities denominated in New Israeli Shekels ("NIS") of $25 million, in excess of its NIS denominated assets.

On March 31, 2002, the Company had contracts for the sale and purchase of $46.3 million in NIS and other foreign currencies. The results of the Company's financial derivative activities in the reported periods were not material.

J. Dividends

The Board of Directors declared on May 7, 2002 a dividend of $0.08 per share for the first quarter of 2002.

Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

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